# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMUNIC, INC., CIK 0001280776
CUSIP: 4525EP101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, United States (X1), 10036
Date of event which requires filing of this statement: 02/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830; KEN SCHLESINGER & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,113,585; sole dispositive power 0; shared dispositive power 10,113,585; aggregate amount beneficially owned 10,113,585 (7.4% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,113,585; sole dispositive power 0; shared dispositive power 10,113,585; aggregate amount beneficially owned 10,113,585 (7.4% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,027,105; sole dispositive power 0; shared dispositive power 3,027,105; aggregate amount beneficially owned 3,027,105 (2.2% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,027,105; sole dispositive power 0; shared dispositive power 3,027,105; aggregate amount beneficially owned 3,027,105 (2.2% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 427,629; sole dispositive power 0; shared dispositive power 427,629; aggregate amount beneficially owned 427,629 (0.3% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 427,629; sole dispositive power 0; shared dispositive power 427,629; aggregate amount beneficially owned 427,629 (0.3% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,140,690; sole dispositive power 0; shared dispositive power 13,140,690; aggregate amount beneficially owned 13,140,690 (9.6% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,630,601; sole dispositive power 0; shared dispositive power 13,630,601; aggregate amount beneficially owned 13,630,601 (9.99% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,630,601; sole dispositive power 0; shared dispositive power 13,630,601; aggregate amount beneficially owned 13,630,601 (9.99% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,630,601; sole dispositive power 0; shared dispositive power 13,630,601; aggregate amount beneficially owned 13,630,601 (9.99% of the class)
- R. Thorvald Nagel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: IMMUNIC, INC.
Address of issuer's principal executive offices: 1200 AVENUE OF THE AMERICAS, SUITE 200, NEW YORK, United States (X1), 10036

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF");

(ii) BVF I GP LLC, a Delaware limited liability company ("BVF GP"), which serves as general partner of BVF;

(iii) Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2");

(iv) BVF II GP LLC, a Delaware limited liability company ("BVF2 GP"), which serves as general partner of BVF2;

(v) Biotechnology Value Trading Fund OS LP, a Cayman Islands limited partnership ("Trading Fund OS");

(vi) BVF Partners OS Ltd., a Cayman Islands limited liability company ("Partners OS"), which serves as general partner of Trading Fund OS;

(vii) BVF GP Holdings LLC, a Delaware limited liability company ("BVF GPH"), which is the sole member of each of BVF GP and BVF2 GP;

(viii) BVF Partners L.P., a Delaware limited partnership ("Partners"), which serves as the investment manager of each of BVF, BVF2, Trading Fund OS and a certain managed account (the "Partners Managed Account"), and as the sole member of Partners OS;

(ix) BVF Inc., a Delaware corporation, which serves as general partner of Partners and the managing member of BVF GPH;

(x) Mark N. Lampert, who serves as the sole officer and director of BVF Inc.; and

(xi) R. Thorvald Nagel, who serves as a member of the Board of Directors of the Issuer (the "Board") and as a Principal at Partners.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The business address of BVF, BVF GP, BVF2, BVF2 GP, BVF GPH, Partners, BVF Inc., Mr. Lampert and Mr. Nagel is 44 Montgomery St., 40th Floor, San Francisco, California 94104. The business address of Trading Fund OS and Partners OS is PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Present principal occupation or employment: The principal business of each of BVF, BVF2 and Trading Fund OS is investing in securities. The principal business of BVF GP, BVF2 GP and Partners OS is serving as the general partner of BVF, BVF2 and Trading Fund OS, respectively. The principal business of BVF GPH is serving as the sole member of each of BVF GP and BVF2 GP. The principal business of Partners is serving as the investment manager of each of BVF, BVF2, Trading Fund OS and the Partners Managed Account, and as the sole member of Partners OS. The principal business of BVF Inc. is serving as the general partner of Partners and as the managing member of BVF GPH. Mr. Lampert is the sole officer and director of BVF Inc. Mr. Nagel is a Principal at Partners and a director on the Board of the Issuer.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Messrs. Lampert and Nagel are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by each of BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 4,135,956 shares of the Issuer's Common Stock, par value $0.0001 (the "Shares") owned directly by BVF is approximately $5,914,417, including brokerage commissions. The aggregate purchase price of the 4,496,000 2024 Pre-Funded Warrants (as defined below) owned by BVF is approximately $6,428,830. The aggregate purchase price of the 6,817,521 2025 Pre-Funded Warrants (as defined below) owned by BVF is approximately $5,112,459. The aggregate purchase price of the 28,797,932 2026 Pre-Funded Warrants (as defined below) and Common Warrants (as defined below) owned by BVF is approximately $25,144,050.

The aggregate purchase price of the 3,027,105 Shares owned directly by BVF2 is approximately $4,328,760, including brokerage commissions. The aggregate purchase price of the 3,514,428 2024 Pre-Funded Warrants owned by BVF2 is approximately $5,025,281. The aggregate purchase price of the 5,278,894 2025 Pre-Funded Warrants owned by BVF2 is approximately $3,958,643. The aggregate purchase price of the 20,525,707 2026 Pre-Funded Warrants and Common Warrants owned by BVF2 is approximately $17,921,405.

The aggregate purchase price of the 427,629 Shares owned directly by Trading Fund OS is approximately $450,780, including brokerage commissions. The aggregate purchase price of the 444,452 2024 Pre-Funded Warrants owned by Trading Fund OS is approximately $635,522. The aggregate purchase price of the 912,813 2025 Pre-Funded Warrants owned by Trading Fund OS is approximately $684,518. The aggregate purchase price of the 3,202,262 2026 Pre-Funded Warrants and Common Warrants owned by Trading Fund OS is approximately $2,795,959.

The aggregate purchase price of the 62,282 Shares held in the Partners Managed Account is approximately $250,692, including brokerage commissions. The aggregate purchase price of the 125,271 2024 Pre-Funded Warrants held in the Partners Managed Account is approximately $179,125. The aggregate purchase price of the 325,772 2025 Pre-Funded Warrants held in the Partners Managed Account is approximately $244,296. The aggregate purchase price of the 731,599 2026 Pre-Funded Warrants and Common Warrants held in the Partners Managed Account is approximately $638,774.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities reported owned herein based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Securities Purchase Agreement

On February 12, 2026, the Issuer and certain accredited investors (the "Investors"), including certain of the Reporting Persons, entered into a securities purchase agreement (the "Securities Purchase Agreement") pursuant to which the Issuer agreed to sell and issue to the Investors in a private placement (the "Offering"), pre-funded warrants (the "2026 Pre-Funded Warrants") to purchase Shares, with each 2026 Pre-Funded Warrant accompanied by a warrant (the "Common Warrants") to purchase (i) a Share or (ii) a 2026 Pre-Funded Warrant, at a purchase price of $0.873120 per 2026 Pre-Funded Warrant and accompanying Common Warrant.

The Offering closed (the "Closing") on February 17, 2026 (the "Closing Date"). In connection with the Closing, BVF, BVF2, Trading Fund OS and Partners (on behalf of the Partners Managed Account) purchased (i) 28,797,932 2026 Pre-Funded Warrants and 28,797,932 Common Warrants, (ii) 20,525,707 2026 Pre-Funded Warrants and 20,525,707 Common Warrants, (iii) 3,202,262 2026 Pre-Funded Warrants and 3,202,262 Common Warrants, and (iv) 731,599 2026 Pre-Funded Warrants and 731,599 Common Warrants, respectively.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein.

Special Meeting and Reverse Stock Split

The Securities Purchase Agreement provides that no later than three days following the Closing Date, the Issuer will file a preliminary proxy statement with the SEC for the purpose of receiving stockholder approval ("Stockholder Approval") of an amendment to the Issuer's certificate of incorporation to effect a reverse stock split of the issued and outstanding Shares, at a ratio of not less than 10:1 (the "Reverse Stock Split"). The Issuer will then file a definitive proxy statement within three days of being permitted to do so in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Royalty Purchase Agreement

On June 3, 2025, the Issuer issued series B common stock warrants to purchase up to an aggregate of 86,666,667 Shares (or prefunded warrants to purchase Shares) in an underwritten public offering (the "Series B Warrants"). On February 12, 2026, the Issuer entered into a purchase and sale agreement (the "Royalty Purchase Agreement") with certain Series B Warrant holders who had purchased a predetermined number of Series B Warrants (each a "Participating Series B Holder") and Partners, acting as royalty interest agent. Pursuant to the Royalty Purchase Agreement, the Participating Series B Holders exchanged an aggregate of 51,087,000 Series B Warrants for a pro rata share of an aggregate 5% synthetic royalty on future sales of the Issuer's vidofludimus calcium program in any country (the "Royalty Interests"). The pro rata share for each Participating Series B Holder is equal to the number of Series B Warrants exchanged by such Participating Series B Holder divided by the number of Series B Warrants exchanged by all Participating Series B Holders (expressed as a percentage). Royalty Interests will be due and payable quarterly by the Issuer to the Participating Series B Holders following the First Commercial Sale (as defined in the Royalty Purchase Agreement).

The foregoing description of the Royalty Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Royalty Purchase Agreement, which is referenced hereto as Exhibit 99.2 and incorporated herein.

Registration Rights Agreement

In connection with the Offering, the Issuer and the Investors, including certain of the Reporting Persons, entered into a Registration Rights Agreement, dated February 12, 2026 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, as promptly as reasonably practicable following the Closing Date but, in any event, not later than 45 days thereafter (the "Filing Date") the Issuer shall file a resale registration statement on Form S-3 (or Form S-1 if Form S-3 is not available) providing for the resale by the Investors of the Registrable Securities (as defined in the Registration Rights Agreement) and to use reasonable best efforts to cause such resale registration statement to be declared effective by the staff of the Securities and Exchange Commission (the "SEC") at the earliest possible date but no later than the earlier of (a) the 60th calendar day following the Filing Date if the SEC notifies the Issuer that it will review the registration statement and (b) the fifth business day after the Issuer is notified by the SEC that the registration statement will not be "reviewed" or will not be subject to further review or (ii) the fifth business day following the receipt of Stockholder Approval and the consummation of the Reverse Stock Split.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is referenced hereto as Exhibit 99.3 and incorporated herein.

Appointment of Director

On February 12, 2026, the Board appointed Mr. Nagel to the Board, effective upon the Closing, until the 2026 annual meeting of stockholders as a Class III director or until his respective successors are duly elected and qualified.

Except in Mr. Nagel's capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the Reporting Persons' investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 130,464,825 Shares outstanding as of February 19, 2026, as confirmed to the Reporting Persons by the Issuer, and (ii) 5,977,629 Shares underlying certain 2026 Pre-Funded Warrants held by the Reporting Persons that are currently exercisable, as applicable.

As of the close of business on February 20, 2026, the Reporting Persons and the Partners Managed Account held certain Pre-Funded Warrants (the "2024 Pre-Funded Warrants") exercisable for an aggregate of 8,580,151 Shares. The 2024 Pre-Funded Warrants are exercisable immediately, do not expire, and have an exercise price of $0.0001 per Share. The Reporting Persons and the Partners Managed Account may not exercise any portion of the 2024 Pre-Funded Warrants they hold to the extent that, after giving effect to such issuance after exercise, they (together with their Attribution Parties (as defined in the Securities Purchase Agreement, dated January 4, 2024, by and among the Issuer and the investors that are signatories thereto)), would beneficially own in excess of 9.9% of the Shares outstanding (the "2024 Warrants Blocker"). As of the close of business on February 20, 2026, the 2024 Warrants Blocker prohibited the exercise of all the 2024 Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on February 20, 2026, the Reporting Persons and the Partners Managed Account held certain Pre-Funded Warrants (the "2025 Pre-Funded Warrants") exercisable for an aggregate of 13,335,000 Shares. The 2025 Pre-Funded Warrants are exercisable immediately, do not expire, and have an exercise price of $0.0001 per Share. A holder of 2025 Pre-Funded Warrants will not be entitled to exercise any portion of such 2025 Pre-Funded Warrants that, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with the holder for purposes of Section 13(d) of the Exchange Act) to exceed 9.99% of the total number of then issued and outstanding Shares, as such percentage ownership is determined in accordance with the terms of the 2025 Pre-Funded Warrants (the "2025 Warrants Blocker"). As of the close of business on February 20, 2026, the 2025 Warrants Blocker prohibited the exercise of all the 2025 Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on February 20, 2026, the Reporting Persons and the Partners Managed Account held certain 2026 Pre-Funded Warrants exercisable for an aggregate of 53,257,500 Shares. The 2026 Pre-Funded Warrants are exercisable immediately, have an exercise price of $0.0001 per Share, and do not expire until exercised in full. The Issuer shall not effect the exercise of any portion of a 2026 Pre-Funded Warrant, and the holder of such 2026 Pre-Funded Warrant shall not have the right to exercise any portion of its 2026 Pre-Funded Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the holder, together with the Attribution Parties (as defined in the Form of Pre-Funded Warrant to Purchase Common Stock attached as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 13, 2026), beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of 9.99% of the Shares that would be issued and outstanding following such exercise (the "2026 Warrants Blocker"). As of the close of business on February 20, 2026, the 2026 Warrants Blocker limited the exercise of the 2026 Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account to 5,977,629 Shares out of the 53,257,500 Shares underlying the 2026 Pre-Funded Warrants held by them.

As of the close of business on February 20, 2026, the Reporting Persons and the Partners Managed Account held certain Common Warrants exercisable for an aggregate of 53,257,500 Shares. Each Common Warrant is exercisable at a price $0.873220 per Share (subject to adjustment as set forth therein) following the completion of the Reverse Stock Split until the earlier of (i) 30 trading days following the date of the Issuer's initial public announcement of topline data from its Phase 3 ENSURE trials (for the avoidance of doubt, the later date of the initial public announcement of topline data from ENSURE-1 or ENSURE-2, if announced separately) (the "Topline Data Announcement"), (ii) immediately upon the exercise of the 2026 Pre-Funded Warrants if such exercise of 2026 Pre-Funded Warrants is prior to the Topline Data Announcement, provided that if the 2026 Pre-Funded Warrant is not exercised in full, the Common Warrant expires proportionally only to the extent the 2026 Pre-Funded Warrant is exercised, and (iii) February 17, 2031. The Issuer shall not effect the exercise of any portion of a Common Warrant, and the holder of such Common Warrant shall not have the right to exercise any portion of its Common Warrant, and any such exercise shall be null and void ab initio and treated as if the exercise had not been made, to the extent that immediately prior to or following such exercise, the holder, together with the Attribution Parties (as defined in the Form of Warrant to Purchase Common Stock or Pre-Funded Warrants attached as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 13, 2026), beneficially owns or would beneficially own as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, in excess of 9.99% of the Shares that would be issued and outstanding following such exercise (the "Common Warrants Blocker"). As of the close of business on February 20, 2026, the Common Warrants Blocker prohibited the exercise of all the Common Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on February 20, 2026 (i) BVF beneficially owned 10,113,585 Shares, including 5,977,629 Shares underlying certain 2026 Pre-Funded Warrants held by it, and excluding (a) 4,496,000 Shares underlying the 2024 Pre-Funded Warrants held by it, (b) 6,817,521 Shares underlying the 2025 Pre-Funded Warrants held by it, (c) 22,820,303 Shares underlying certain 2026 Pre-Funded Warrants held by it, and (d) 28,797,932 Shares underlying the Common Warrants held by it, representing percentage ownership of approximately 7.4% of the Shares outstanding, (ii) BVF2 beneficially owned 3,027,105 Shares, excluding (a) 3,514,428 Shares underlying the 2024 Pre-Funded Warrants held by it, (b) 5,278,894 Shares underlying the 2025 Pre-Funded Warrants held by it, (c) 20,525,707 Shares underlying the 2026 Pre-Funded Warrants held by it, and (d) 20,525,707 Shares underlying the Common Warrants held by it, representing percentage ownership of approximately 2.2% of the Shares outstanding, and (iii) Trading Fund OS beneficially owned 427,629 Shares, excluding (a) 444,452 Shares underlying the 2024 Pre-Funded Warrants held by it, (b) 912,813 Shares underlying the 2025 Pre-Funded Warrants held by it, (c) 3,202,262 Shares underlying the 2026 Pre-Funded Warrants held by it, and (d) 3,202,262 Shares underlying the Common Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 10,113,585 Shares beneficially owned by BVF, representing percentage ownership of approximately 7.4% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,027,105 Shares beneficially owned by BVF2, representing percentage ownership of approximately 2.2% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 427,629 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 13,140,690 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.6% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 13,630,601 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, representing percentage ownership of approximately 9.99% of the Shares outstanding, which includes 62,282 Shares held in the Partners Managed Account and excludes (a) 125,271 Shares underlying the 2024 Pre-Funded Warrants held in the Partners Managed Account, (b) 325,772 Shares underlying the 2025 Pre-Funded Warrants held in the Partners Managed Account, (c) 731,599 Shares underlying the 2026 Pre-Funded Warrants held in the Partners Managed Account, and (d) 731,599 Shares underlying the Common Warrants held in the Partners Managed Account (representing percentage ownership of less than 1% of the Shares outstanding by the Partners Managed Account).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 13,630,601 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.99% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 13,630,601 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.99% of the Shares outstanding.

As of the date hereof, Mr. Nagel does not beneficially own any securities of the Issuer.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account. Mr. Nagel disclaims beneficial ownership of the Shares reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns. BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Trading Fund OS shares with Partners OS voting and dispositive power over the Shares beneficially owned by Trading Fund OS. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP, Trading Fund OS, Partners OS and BVF GPH and held in the Partners Managed Account.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, included in Item 4 above, none of the Reporting Persons has entered into any transactions in the Securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Reference is made to the Securities Purchase Agreement, the Royalty Purchase Agreement, the Registration Rights Agreement, the 2024 Pre-Funded Warrants, the 2025 Pre-Funded Warrants, the 2026 Pre-Funded Warrants and the Common Warrants, each as defined and described above. Forms of the Securities Purchase Agreement, the Royalty Purchase Agreement, the Registration Rights Agreement, the 2024 Pre-Funded Warrants, the 2025 Pre-Funded Warrants, the 2026 Pre-Funded Warrants and the Common Warrants are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively.

On February 20, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

BVF GP and BVF2 GP are the general partners of each of BVF and BVF2, respectively, pursuant to their limited partnership agreements, which provide BVF GP and BVF2 GP with broad authority over the activities and assets of BVF and BVF2. Pursuant to such limited partnership agreements, BVF GP and BVF2 GP are entitled to allocations based on realized and unrealized gains on the respective assets of BVF and BVF2.

Partners is the sole member of Partners OS and the investment manager of BVF, BVF2 and Trading Fund OS pursuant to their respective investment management agreements which authorize Partners, among other things, to invest the funds of BVF, BVF2 and Trading Fund OS in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets from each of BVF, BVF2 and Trading Fund OS.

Pursuant to investment management agreement with the Partners Managed Account, Partners and BVF Inc. have authority, among other things, to invest funds of the Partners Managed Account in the securities of the Issuer and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon.

Pursuant to an agreement between Mr. Nagel and Partners, Mr. Nagel is obligated to transfer to Partners the economic benefit, if any, he receives upon the sale of any securities of the Issuer he receives in his capacity as a director of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Form of Securities Purchase Agreement, dated February 12, 2026, by and among Immunic, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed with the SEC on February 13, 2026).

99.2 - Form of Registration Rights Agreement, dated February 12, 2026, by and among Immunic, Inc. and the holders named therein (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K, filed with the SEC on February 13, 2026).

99.3 - Form of Purchase and Sale Agreement, dated February 12, 2026, by and among Immunic, Inc., the holders named therein, and BVF Partners, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer's Form 8-K, filed with the SEC on February 13, 2026).

99.4 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on January 5, 2024).

99.5 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on May 30, 2025).

99.6 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 13, 2026).

99.7 - Form of Common Warrant (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 13, 2026).

99.8 - Joint Filing Agreement by and among the Reporting Persons, dated February 20, 2026.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/20/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (02/20/2026)
- R. Thorvald Nagel: /s/ R. Thorvald Nagel, R. Thorvald Nagel (02/20/2026)